SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-June 2015	2

Telefonica
Results
January – June 2015
Telefónica, S.A. Investor Relations

Disclaimer
This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.
Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Investor Relations
Telefónica, S.A.

Telefonica

Highlights; Q2 accelerating the new growth cycle
1 Robust performance improving; Reinforcing trends
Solid growth in main metrics (Q2 y-o-y): Revenues (+12.4%), OIBDA (+6.8%), Net Income (+70.4%)
Accelerating organic revenue growth to +4.4% in Q2 (from +3.3% in Q1)
Ramping-up organic OIBDA growth to +3.3% in Q2 (from +2.4% in Q1)
Outstanding EPS: €0.37 in Q2; €0.75 in H1
Continuously investing in UBB networks (Capex: +12.6% y-o-y organic up to June)
Significant OpCF improvement in Q2, limiting its organic decline to 0.4%
2 Net financial debt up to €51.2Bn on seasonal and non-recurrent factors; Rating agencies improving outlooks
Leverage (2.38x as of Jun-15 post O2 UK sale) to come down further throughout the year (target <2.35x)
Robust FCF pre-spectrum accrued (€1.4Bn up to June); Securing quality spectrum
3 Improved competitive position through strategic investments
12.5m premises passed with FTTH in Spain; 67% LTE coverage in Europe; 35% in LatAm
Delivering on integration synergies: Germany already bearing fruit; Brazil upside potential
Digital+: new offer launched; acquisition of exclusive rights for 2015/16 La Liga; Position to drive Pay TV growth
4 2015 guidance upgraded
Investor Relations
Telefónica, S.A.

Telefonica

Financial summary
H1 15 Q2 15
€ in millions Reported Reported Organic Reported Reported Organic
y-o-y y-o-y y-o-y y-o-y
Revenues 23,419 12.5% 3.9% 11,876 12.4% 4.4%
OIBDA 7,320 7.2% 2.9% 3,702 6.8% 3.3%
OIBDA Margin 31.3% (1.5 p.p.) (0.3 p.p.) 31.2% (1.6 p.p.) (0.3 p.p.)
OpCF (ex-spectrum) 3,815 (3.5%) (4.7%) 1,717 (1.6%) (0.4%)
Net Income 3,693 105.4% 1,891 70.4%
EPS 0.75 100.9% 0.37 62.1%
FCF (194) c.s. (557) c.s.
FCF pre-spectrum accrued 1,395 (21.0%) 871 (32.5%)
Net Financial Debt 51,238 13.7% 51,238 13.7%
ND/OIBDA (post-O2 UK sale) 2.38x 2.38x
Q2 results impacted by the following factors
Adjustment in Venezuela to SIMADI 197VZ/$ (from 52 VZ/$)
Revenue: -€397m; OIBDA: -€90m; Net income: -€364m; Debt: +€289m
Venezuela contribution reduced to 0.6% in Revenues and 0.4% in OIBDA in H1
Positive taxes (large tax credits activation)
Divestment in TI (+€380m in financial results)
Net debt increase:
Seasonal: Shareholder remuneration (+€2.2Bn)
Non-recurrent: Telco Demerger (+€0.7Bn); GVT acq. (+€0.5Bn; net of right issue); DTS (+€0.9bn); German spectrum (+€1.2Bn)
Investor Relations
Telefónica, S.A.

Telefonica

Upgrading year-end guidance
Original Guidance 2015 (Feb-15) UPGRADED GUIDANCE 2015 (Jul-15) H1 15 (Feb-15 criteria)
Revenues Growth >7% Growth >9.5% 9.4%
OIBDA margin Limited erosion of around 1 p.p. y-o-y (to allow for commercial flexibility if needed) Limited erosion of around 1.2 p.p. y-o-y (to allow for commercial flexibility if needed) -0.9 p.p.
CapEx/Sales Around 17% Around 17% 14.8%
GUIDANCE CRITERIA 2015:
Upgraded (Jul-15): Constant FX 2014; ex-UK; ex-VZ; incl. 12M E-Plus, 8M GVT, 8M DTS
Previous (Feb-15): Constant FX 2014; ex-UK; ex-VZ; incl. 12M E-Plus, 6M GVT, 0M DTS
Perimeter changes contributing:
+1.8 p.p. in Revenues
-0.3 p.p. in OIBDA margin
July 2015 (Q2 15 results) UNCHANGED GUIDANCE 2015 H1 15
Net Debt/OIBDA (adjusted for O2 UK sale) <2.35x 2.38x (2.35x ex-M&A)
Dividend €0.75/sh. €0.35/sh. voluntary scrip Q4 15 €0.40/sh. Cash Q2 16 Voluntary scrip approved in AGM
Share buyback: % share capital cancelled (treasury) 1.5% Already executed
Investor Relations
Telefónica, S.A.

Telefonica

Perimeter and organic performance accelerating in Q2
H1 Revenue
€ in millions
Negative in Q2
20,817 1,678 876 47 23,419
o/w 64% in Q2 o/w 59% in Q2
H1 14 Perimeter Organic FX H1 15
+12.5%
H1 OIBDA
€ in millions
Negative in Q2
6,825 333 202 (41) 7,320
o/w 70% in Q2 o/w 60% in Q2
H1 14 Perimeter Organic FX & Towers & Restruct. H1 15
+7.2%
Changes in the perimeter: Increasing positive effect
GVT + DTS consolidated since 1 May
Revenue Q2: +10.2 p.p. to y-o-y change (H1: +8.1 p.p.)
OIBDA Q2: +6.7 p.p. to y-o-y change (H1: +4.9 p.p. )
Movement from SICAD to SIMADI in Q2 changing positive contribution of FX in Q1
Revenue Q2 -2.7 p.p. to y-o-y change (H1: +0.2 p.p.)
OIBDA: Q2 -2.7 p.p. to y-o-y change (H1:-0.2 p.p. )
Consistent improvement in organic trends
Investor Relations
Telefónica, S.A.

Telefonica

Improved revenue trends on higher quality customers
Accesses growth (June organic y-o-y; except LTE)
x4.7 38% 30% 25% 6%
LTE FTTx Smartphones Pay TV Mobile Contract
Accesses base (m) 18.6 5.4 99.2 8.0 87.0
Q2 Revenue (organic growth y-o-y)
10.3% 5.2% 4.4% 1.3% (-1.1%)
Hispam Brazil TEF Group Germany Spain
Change q-o-q (p.p.) 0.6 0.9 1.1 (1.6) 2.7
Strong customers KPIs
Increasing customer value
Avg. Rev/Access ramping up to +1.5% (Q2 y-o-y organic)
Continued churn reduction across services
Total accesses 329m; +3% y-o-y organic
GVT+DTS strengthening high value portfolio
GVT: 8.5m (fixed 4.3m; FTTx 3.2m; Pay TV 1.0m)
DTS: 1.4m Pay TV
Sequential acceleration of revenue growth (110 bps)
All business contributing to better performance in Q2, except Germany
Spain progressing well towards revenue growth
Brazil growing solidly in the mid-single digit territory
Mobile data boosting Q2 y-o-y organic growth
66% o/total revs coming from Spain, Brazil and Germany
Positively evolving rev. mix
Towards fixed & mobile data and Services over Connectivity
Investor Relations
Telefónica, S.A.

Telefonica

Mobile data monetisation fostering growth
Smartphone penetration Contract Prepay
LTE LTE traffic/Total mobile traffic LTE penetration
Blended LTE Customers
65% 61% 55% 20% 28% 31% 4% 11% 13% 2% 6% 8%
Jun-14 Mar-15 Jun-15 Jun-14 Mar-15 Jun-15
30% 38% 41% 4.0m 14.1m 18.6m
Mobile data revenue (y-o-y organic)
Q1 15 Q2 15
11.9% 17.3% 19.1% 26.6%
Non-SMS/Mobile Data: 82% (+6 p.p. y-o-y)
Mobile Data Non-SMS
Mobile Data/MSR: 42% (+5 p.p. y-o-y)
Encouraging data dynamics
LTE accelerating
LTE usage 60% higher vs 3G
Strong potential from low penetration
Q2 Avg. usage per smartphone +30% y-o-y (556 MB/month)
Strong data potential in HispAm
Smartphone penetration at 33% (+9 p.p. y-o-y) vs. 55% in Europe
Most subscribers using currently data on non-recurrent basis
Monetising traffic growth
Data beyond allowance
Adding ~1 p.p. to Q2 organic revenue y-o-y
“Bundle Breakage”: 30% clients; of which >40% buy extra data product
New extra-data mechanisms paying off (Brazil -hard stop-; Germany and Spain -automatic data charge-)
Double digit LTE ARPU uplift
Commercial propositions transformation to meet demand
Actively bundling content to drive data usage up
Investor Relations
Telefónica, S.A.

Telefonica

Positive and solid growth in OIBDA; margin stabilising
Q2 OIBDA (organic y-o-y)
12.5% 9.1% 3.3% 0.4%
Germany Hispam TEF Group Brazil Spain (-1.3%)
Change q-o-q (p.p.) 3.5 (5.4) 0.9 (0.5) 7.1
Ex VZ: (3.8)
Q2 OIBDA Margin
Q1 15 Q2 15
44.5% 44.4% 30.1% 31.2% 31.3% 31.2% 30.8% 29.6% 21.5% 23.6%
Spain Brazil TEF Group Hispam Germany
Q2 OIBDA accelerating 90 bps from Q1 to +3.3% y-o-y organic
Spain and Germany explain improved performance:
Spain: Revenues keep improving + lower commercial activity
Germany: Synergies realisation + new value customer model
Germany & Hispam main growth drivers y-o-y
Synergies execution & simplification program on track
Stable margin at 31% in Q2 (-0.3 p.p. y-o-y organic)
Investor Relations
Telefónica, S.A.

Telefonica

Digital services: Solid growth with Video at the core

Video:
Enhanced scale and know-how with DTS

Video Revenue
€ in millions



321
541
Q1 15
Q2 15

+34.8% Organic y-o-y

Pay TV Accesses (m)



8.0
5.5
2.4
DTS & GVT
Mar-15
Jun-15

movistar+

- **A new unique TV offer in Spain** (launched in July)
  - Strengthened key lever to foster ARPU and customer loyalty
    - ✓ Differential content (Sport, Films, Series, Football) & functionalities (7 days' playback, DVR in cloud)
    - ✓ Multi-device (premium OTT platform)
    - ✓ Best technology and coverage: 4G, fibre, satellite
  - Wholesale TV offer already available
- **Accelerating video rev growth** in Q2 (ex-DTS)
  - Continued strong performance in Brazil & Hispam

Digital Services Revenue
€ in millions



682
938
Q1 15
Q2 15

+33.7%	+27.0%	organic y-o-y

Other Digital Services:
Increasing the value of connectivity and growth potential

Security: partnering to build quality VAS
€71m; +28.0% (Q2 y-o-y organic)

***Verisure** - Pioneer 5P offer in Spain*
***McAfee** - new service in Peru & Argentina*

M2M: innovating to digitalise
€39m; +0.2% (Q2 y-o-y organic)

***"Smart Patrimonio"** – monitor heritage sites*

Cloud: a fully-fledged digital telco
€108m; +36.3% (Q2 y-o-y organic)

Reaping the **benefits from Cloud infrastructure investments** (platforms, Virtual Data Centres)

Driving further smartphones / LTE devices uptake

***83%** of Q2 purchased devices were **smartphones** (+9 p.p. y-o-y)*

Investor Relations
Telefónica, S.A.

9

Telefónica

TGR: More technological and leaner Digital Telco
Differential network experience leveraged on new technologies
UBB (Jun-15)
Premises passed with fiber
FTTH FTTx
12.5m 16.1m
LTE Coverage (%PoP)
67% 35%
LTE sites >25k
Spreading 4G
Capturing benefits from integration
GVT: 11.6m FTTx premises passed
Germany: best 3G urban coverage
Best Quality Networks Excellent Operations All-IP Network Innovation
Enabling VoLTE for contract customers
Full shutdown of 2 copper COs, leveraging on fiber deployments
Group fixed VoIP accesses 4.3m
Addressing demand efficiently
Global Device Center
Introducing Self Organising Network automation
Technological Trials
5G architecture definition (5GPPP)
Released orchestration software for NFV
Network Virtualisation and SDN award 2015
IT: Business transformation & simplification
Supporting Business Transformation
Full Stack projects progressing in-line with targets
Brazil: Full Stack reviewed and aligned with GVT
Germany: VDSL upgrade for existing customers
Spain: Customer channel renovation
Chile: Real Time Decision project
Simplification (y-o-y organic)
Applications -351
Physical Servers -10%
Data Centers -4
Virtualisation +10 p.p.
Investor Relations
Telefónica, S.A.

Telefonica

Spain: Q2 atypical trading; normalised from June revenue 25% of Group
Mobile contract net adds (’000)
31 -6 -9 Apr May Jun
Gross adds q-o-q (15%)
79 16 Q1 Q2
QoQ churn -0.1 (p.p.)
Q2 churn 1.4%
FTTH net adds (’000)
71 52 37 Apr May Jun
(23%)
244 160 Q1 Q2
+0.3 1.1%
Pay TV net adds (’000)
25 40 25 Apr May Jun
(41%) 255 90
Q1 Q2 +0.5 1.4%
Slowdown in commercial activity
Outsourced workers strike (installers)
Strong decline in gross adds (April & mid May)
Tariff update & commitment removal
Churn upturn in fixed services (FBB & TV) in April & May
June commercial activity recovered
Both gross adds & churn improved vs Apr/May
High value in “Fusión” “Fusión” ARPU
IPTV
Fiber UBB Euros
+4.4% 52% +3.1% 71.8
50% 23% 25% 69.6 27% 68.8 17%
Jun-14 Mar-15 Jun-15 Q2 14 Q1 15 Q2 15
ARPU uplift across services
Increased penetration in high-value
87% gross adds in “Fusión” add new services in Q2
Strengthening position to further upsell
Appealing TV offering: “Movistar+” launched in July
12.5m premises covered with FTTH
LTE coverage: ~62% pop. after 800 MHz release
Investor Relations
Telefónica, S.A.

Telefonica

Spain: Revenues stable from May 25% of Group revenue
Revenue
Total Revenue (y-o-y) Ex-handset sales (y-o-y)
+€88m Q Revenue (m) €3,000 €2,878 €2,966
Q2 14 Q1 15 Q2 15
(0.9%) (3.5%) (10.4%)
May +0.1% June +0.2%
OIBDA (organic y-o-y)
Q2 14 Q1 15 Q2 15
(1.3%) (8.4%) (16.5%)
(2.7%) Ex-real estate sale
OIBDA margin 44.7% 44.5% 44.4%
Margin (organic y-o-y) (4.0 p.p.) (2.1 p.p.) (0.1 p.p.)
Successful upselling & upbeat commercial proposition
Revenue stable for 2 months in a row (first y-o-y stabilisation since Dec-09)
+2.7 p.p. q-o-q improvement in revenue evolution in Q2
Supportive tailwinds
Low churn levels
Full impact from tariff update in H2 15
Strongest offering (300 Mb; Premium TV; LTE)
Material OIBDA improvement geared on revenue performance
High profitability, top on the sector
Q2 OpEx flat (-0.1% y-o-y; +1.3 p.p. improvement vs Q1) on:
Low commercial activity and stable content cost q-o-q
Higher subsidies in Q2 amid tariff update
Q2 real estate sale (€19m)
Investor Relations Telefónica, S.A.
12 Telefonica

Germany: Good momentum; mobile data strategy 16% of Group revenue
LTE customers (’000)
LTE penetration
5,146 6,093 12% 14% Mar-15 Jun-15
LTE coverage 70% at Jun-15 75% target by YE
Smartphone penetration 50% 51%
Revenue structure (€ in millions)
1,901 1,949 261 282 260 303 Fixed Handsets
MSR 1,354 1,382 Q1 15 Q2 15
y-o-y organic +2.9% +1.3%
Data take-up
Mobile base: 42.6m (+2% y-o-y organic)
Contract net adds at 201k in Q2 (Q1 15: 141k)
Solid business and partner segments
Focus on retaining retail customers; improving churn
Strong progress on mobile data monetisation
35% new “O2 Blue All-in” customers take >1 Gb tariff
34% automatic data extensions (opted-in “O2 Blue All-in clients”)
Top line up 2.1% organic vs. H1 14
H1 15 MSR grew +0.8% y-o-y (Q2: +0.2%)
2/3 of MSR sequential deceleration on lower trading in high-value
Data revenue at 51% of MSR (+0.4 p.p. y-o-y)
Improved trends in fixed revs (Q2: -9.5% y-o-y; +1.4 p.p. vs Q1)
Handset sales remained strong (Q2: +18.7% y-o-y; Q1: +28.8%)
Investor Relations Telefónica, S.A.
13 Telefonica

Germany: Strong profitability; delivering on synergies revenue
16% of Group
OIBDA (y-o-y)
Organic ex non-recurrent items Accelerating profitability
Ramp-up in OIBDA growth
12.5%
Solid Q2 OIBDA margin
4.4%
>40% of Q2 15 OIBDA expansion on early synergy benefits
Commercial approach based on retention of high-value
Positive hardware margin in Q2 15
H1 15 OpCF +12.5% y-o-y organic ex non-recurrent items
(24.2%)
Q4 14 Q1 15 Q2 15
Strong spectrum portfolio (post Jun-15 auction)
OIBDA margin
Early integration benefits starting to flow
Organic ex non-recurrent items
Confirmed synergy target for 2015: €250m OpCF (30% of
23.8% run-rate1)
20.5%
Headcount restructuring
18.0%
750 FTEs signed leaver program; in-line with FY 15 target
Distribution network consolidation
Transfer of 301 shops to Drillisch incl. 300 FTEs Q4 14 Q1 15 Q2 15
Decommission plan for >100 by year end
Agreement to transfer 7,700 sites to DT
y-o-y organic (5.7 p.p.) +0.3 p.p. +2.4 p.p.
(1) Run-rate: Approx. €800m run-rate OpCF synergies from year 5 of integration onwards
Investor Relations
Telefónica, S.A.

Telefonica

Brazil: GVT reinforces quality & value revenue
25% of Group
Mobile accesses (Jun-15 y-o-y) Capturing the value of the market Capturing almost all mobile market growth
Last 12 months
Net adds share MSR share
New quarterly record in contract gross adds (1.9m)
97%
Outgoing ARPU +4.8% y-o-y in Q2
+41%
Penetration y-o-y: 36% contract (+3 p.p.); 43% smartphone +13% 45% (+12 p.p.); 7% LTE (+5 p.p.)
Growing volumes in Q2 15 y-o-y: data traffic +42%; voice +7%
Strengthened market leadership
Contract Smartphones Contract MSR
Contract share 41.7% (+0.4 p.p. vs Jun-14)
Fixed net adds (’000) High-value fixed accesses
GVT to fully complement high-quality strategy
Q2 14 Q2 15 (organic) Q2 14 Q2 15 (organic)
Positive signs of fiber & video transformation
Superior Fixed UBB market share (57% >12Mbps in May) 131
Capturing 93% of H1 market pay TV net adds 51%
FTTx premises passed 16.1m at Jun-15 (4.6m FTTH exc.
61 25% GVT); gradually increasing take up ratio (3.6m HH connected)
37 43
7% 17% Further coverage expansion: 10 cities in the short term + 20 additional identified for the next 3 years
FTTx/FBB TV/FBB FTTx TV
Investor Relations
Telefónica, S.A.

Telefonica

Brazil: Improving growth profile

25% of Group revenue

Revenue (organic y-o-y)



5.2%
4.3%
1.0%
GVT 0.6 P.P.
Q2 14
Q1 15
Q2 15

Revenue composition



Fixed
Mobile
Organic y-o-y
From (Pre GVT Q2 14)…
To (Post GVT Q2 15)
32%
68%
-6.1%
+4.8%
38%
62%
+2.4%
+6.9%

OIBDA organic (y-o-y)



4.0%
0.9%
0.4%
Q2 14
Q1 15
Q2 15

Operational Synergies (R$bn)



9.6
3.0
3.9
2.7
Base Case
16.2
4.1
6.6
5.5
CapEx
OpEx
Revenue
Best Case

Solid revenue & OIBDA performance

- **Strong MSR growth** +5.7% y-o-y in Q2 (+8.7% ex-regulation):
  - Non-SMS data rev acceleration to +44.0% y-o-y in Q2
  - Data revs/MSR: 43% (+9 p.p. y-o-y)
- **Enhanced fixed business y-o-y trend:**
  - Strong recovery ex GVT (-0.3% y-o-y in Q2; -4.0% in Q1)
  - Positive contribution of GVT (+2.7 p.p. to y-o-y in Q2)
- Negative impact from regulation (revs -2.8 p.p. Q2; -3.0 p.p. H1)
- Revenue growth flowing into **positive OIBDA performance**
  - Commercial expenses up on higher weight of smartphones & LTE devices
  - Macro impact on higher bad debt and energy costs

Synergies upside potential

- Following the completion of GVT transaction synergies base case is confirmed while **pointing out to upside potential** on
  - Revenue: 3P portfolio integration & cross selling potential revision
  - OpEx: New operational and customer care model; G&A expenses reduction, organisation redesign
  - CapEx: New assumptions & further procurement gains in Network & IT
  - Financial & taxes synergies best case R$5.9bn (base case R$4.5bn)

Investor Relations
Telefónica, S.A.

16

Telefónica

Hispam: Balanced revenue and OIBDA growth revenue
30% of Group
Accesses (Jun-15 y-o-y) Traffic (Q2 15 y-o-y)
Mix of accesses & traffic increase driving ARPU growth
41%
15% 60%
LTE already available in all countries except Nicaragua & El
Salvador
5% 9%
3%
FBB penetration at 42% of fixed accesses (+3 p.p. y-o-y)
Mobile Smartphones FBB Pay TV Mobile Voice Mobile Data
Pay TV/Fixed accesses still at 20% (+3 p.p. y-o-y) 110.9m 35.4m 5.5m 2.6m
Revenue (organic y-o-y)
Hispam Hispam ex-Venezuela
9.7% 10.3%
Double digit organic OIBDA growth (Q2 ex VZ)
7.9% 7.7%
Data revenues main revenue driver in Q2
Data revs/MSR: 37%; Smartphone penetration still at 33%
Q1 15 Q2 15
Non-SMS data +45.7% y-o-y; 85% of data revs
OIBDA (organic y-o-y)
FBB & new services revenues accelerating y-o-y growth
Hispam Hispam ex-Venezuela
+17.3% in Q2; 64% o/total fixed revs
14.5% 14.7%
Ongoing margin y-o-y improvement (ex VZ):
9.1% 10.9% Main contributors: Mexico (+5.7 p.p.), Argentina (+3.7 p.p.), 6th consecutive Q Colombia (+3.0 p.p.) and Chile (+0.8 p.p.) of margin expansion
(organic y-o-y; ex-VZ) Q1 15 Q2 15
+1.8 p.p. +0.9 p.p.
OIBDA margin ex-VZ (organic y-o-y)
Investor Relations
Telefónica, S.A.

Telefonica

Mexico: Gaining market share; improving profitability

4% of Group revenue

Accesses (Jun-15 y-o-y)



x2.1
14%
Mobile
Smartphones

Revenue (y-o-y organic)



5.8%
5.9%
7.8%
Q2 14
Q1 15
Q2 15

Strong commercial activity accelerating revenue growth

- **Record gross adds for a Q2** (2.8m; +8% y-o-y)
  - New contract & prepay plan "Bye Roaming" for travellers to US from June
- **Revenue growth ramping-up** on robust accesses & higher traffic volumes
  - Voice traffic +11% y-o-y in Q2; Data traffic +74%
  - MTRs reduction dragging growth by 2.7 p.p y-o-y.

OIBDA (y-o-y organic)



4.9%
69.8%
43.6%
Q2 14
Q1 15
Q2 15

Q2 OIBDA Margin
22.9% (+5.7 p.p. y-o-y)

Strong profitability expansion

- **Continued strong OIBDA vs Q2 14**:
  - Economies of scale mainly visible in lower unit costs (commercial, network & system)
  - Benefits of new regulatory framework on MTRs asymmetry (Q2 y-o-y comps reflecting first step of decline from Apr-14)
  - Efficiency measures

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Telefónica, S.A.
18
Telefónica

Rest of Hispam: Solid Q2 performance revenue
27% of Group Revenue
(organic y-o-y)
Q1 15 Q2 15
34.7%
25.2%
23.4% 22.5%
5.3% 4.4%
2.8%
0.3% 0.4%
(1.8%)
Colombia Peru Argentina Chile VZ & CA
OIBDA (organic y-o-y)
Q1 15 Q2 15
40.9% 17.8%
38.3%
9.2%
7.1% 6.9%
(2.2%) (2.1%)
(4.1%)
(6.9%)
Colombia Peru Argentina Chile VZ & CA
Gaining revenue market share
Colombia:
Better commercial trading with positive contract net adds and booming penetration of smartphones & LTE
Solid OIBDA growth & margin expansion
Peru:
Strong commercial traction (contract mobile +11% y-o-y; FBB +7%; Pay TV +23%) amid highly competitive environment
Revenue y-o-y severely affected by MTRs reduction (-46%) from 1 April (-2.1 p.p. in Q2 15)
Argentina:
Increased y-o-y quarterly margin to 26.8% amid high inflation
New spectrum secured in Q2: 700MHz for 4G services
Chile:
Strong uptake of 4G services; record high FBB net adds
Highest revenue y-o-y growth since Q1 12 amid profitability expansion
Venezuela & Central America:
Results in VZ affected by conversion to SIMADI
Strong traffic volumes & higher commercial activity on handsets availability
Q2 OIBDA margin (organic y-o-y)
+3.0 p.p. (2.3 p.p.) +3.7 p.p. +0.8 p.p. n.m.
Colombia Peru Argentina Chile VZ & CA
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Telefónica, S.A.

Telefonica

UK: Maintaining outperformance; strong financials
Consolidated as discontinued operation
Mobile contract net adds (‘000)
Strong commercial activity
199
Sustained net adds over last two and a half years
172 133
Outperforming the market: H1 total and contract net adds
+4% mobile base y-o-y to 24.8m Q2 14 Q1 15 Q2 15
Continued popularity of high-end smartphones
LTE penetration: 26% (+16 p.p. y-o-y)
Contract Churn
1.0% 1.0% 0.9%
LTE net adds at 864k in Q2 (Q1: 784k)
Record low contract churn driven by strength of customer service
Revenues (y-o-y ex “O2 Refresh”)
LTE roll-out (73% outdoor coverage at Jun-15)
From Q1 15 new perimeter
Revenue MSR
5.8% 6.8%
1.0% 4.0%
2.9%
(0.1%)
Outstanding profitability
Q2 14 Q1 15 Q2 15
Top-line up 1.6% y-o-y in Q2
OIBDA margin
ARPU inflection through demand for higher-value tariffs
Stabilisation of ARPU ex “O2 Refresh” (Q2:-0.8% y-o-y) y-o-y
26.5%
Tight cost control
23.6% 24.5%
Savings in marketing and commercial overheads
+2.9 p.p.
“O2 Refresh” deducted 0.6 p.p. of OIBDA margin
Q2 14 Q1 15 Q2 15
OIBDA y-o-y (0.6%) 6.1% 14.0%
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Telefonica

Leverage to improve in H2 15

Net Financial Debt
€ in millions
Net Financial Debt/OIBDA (1)
Net Financial
Debt/OIBDA
2.74x
2.92x
Substantial deleverage towards target (post O2 UK sale)2.38x
2,329 980 417 51,238 (456) 2,687 45,087 (1,395) 1,589
Includes change to Includes Q2 15 Includes Q2 15 GVT & DTS SIMADI in acquisitions +Telco Demerger, Venezuela
€0.4/share Excluding M&A net of capital increases at TSA cash dividend (GVT, DTS, Telco) and T. Brazil
2.35x
Net Fin. FCF pre- Spectrum Dividends & SBB Net financial Colombia FX & Pre-retirements Net Fin. Debt Debt spectrum accrued & Hybrid coupon investments hybrid Others commitments Jun-15 Dec-14
Target < 2.35x reiterated
3,815 (943)
(1,402)
(134) (488) 547 1,395 (1,589)
(194)
OpCF ex
Dividend to spectrum minorities & FCF discontinued FCF pre- Spectrum continued
Working capital Net Interest Tax Others operations spectrum accrued FCF operations accrued
(1) OIBDA 12 month rolling, not considering O2 UK discontinuation, incorporating E-Plus’ OIBDA corresponding to Jul-Sep 2014 as well as DTS’ and GVT’s OIBDA corresponding to July14-April15, and excluding the non-recurring impact from restructuring costs in 2014.
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Telefonica

Improving financial cost

Effective interest cost: 15 b.p. lower y-o-y
Guidance 12 month rolling Ex FX and TI divestment
6%
5.38%
0.38% 5.23%
5%
(0.53%)
Jun-14 Lower Higher Jun-15
European Latam rates leverage
Long-term financing (€11.9bn YTD)
€ in billions
Private Bond Placements: 0.4
Bilateral Loans: 0.5 Schuldschein: 0.3 Other LatAm Debt:0.5
Colombia Hybrid: 0.5 Debt
Undrawn Syndicated Telefónica Right Issue: 3.0 Credit Facilities renewal: 5.5 T. Brasil Capital Increase (minorities): 1.2
Equity
Liquidity position (Jun-15)
€ in billions
13.9
8.1
Undrawn credit lines & syndicated credit facilities 90% LT
Cash position
5.8 excluding Venezuela
Jun-15
Rating actions
Improved rating outlook by three rating agencies in H1
Fitch (BBB+) and Moody’s (Baa2) placing Stable Outlook
S&P’s (BBB) Positive Outlook
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Telefónica, S.A.

Telefonica

Summary
Executing according to plan: delivering sustainable profitable growth
1 Q2 organic growth accelerated: Revenue & OIBDA
2 Strong uptake in fiber, smartphones (LTE) and Pay TV
3 Significant synergies to be unlocked on restructured portfolio
4 Focus on technology leadership and best customer experience
5 Balance sheet strength post O2 UK divestment; full financial flexibility
6 2015 guidance upgraded
Q2 ACCELERATING THE NEW GROWTH CYCLE
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Telefónica, S.A.

Telefonica

Telefonica
For further information:
Investor Relations
Tel. +34 91 482 87 00
ir@telefonica.com
www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 30, 2015	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer